UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

October 14, 2003

SKF
(Exact name of registrant as specified in its charter)

Hornsgatan 1 Goteborg, Sweden
(Address of principal executive offices)

000-13722
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

Press release

SKF Nine-month report 2003

Continued good margin and a strong cash flow

SKF reports an operating margin of 8.4% for the third quarter 2003, a continued increase in sales in local currency, a strong cash flow and a positive price/mix development. To support the company's targets, programmes have been initiated to reduce costs and tangible assets and to increase efficiency.

The SKF Group reports a profit before taxes for the third quarter 2003 of MSEK 697 (877). The profit for the first nine months of 2003 was MSEK 2 314 (2 563).

Earnings per share for the third quarter were SEK 4.42 (5.11), and for the first nine months, SEK 14.35 (15.33).

Net sales for the third quarter amounted to MSEK 10 059 (10 047) and for the first nine months to MSEK 31 132 (31 765).

Total sales, calculated in local currencies, were unchanged in Europe in the third quarter 2003 compared to the same period last year. In North America sales were higher compared to last year, and in the Asian region sales were significantly higher than a year ago.

A programme to restructure Ovako Steel has been initiated. In addition, to further increase the efficiency in the Group, some other restructuring activities have been identified. The cost estimated to approximately MSEK 300 and the impairment of assets estimated to MSEK 200 will be charged to the fourth quarter 2003.

Outlook

The market demand for the Group's products and services is expected to improve slightly during the fourth quarter, with demand in Europe unchanged, higher in North America and significantly higher in Asia.

Manufacturing will be increased in line with market demand to maintain a high service level.

Summary

  The operating profit for the third quarter was MSEK 841 (950).

The figure for the first nine months was MSEK 2 730 (2 901).

  The operating margin for the SKF Group for the third quarter amounted to 8.4% (9.5), and for the first nine months to 8.8% (9.1).
  Cash flow after investments before financing for the third quarter was MSEK 982 (1 368), and for the first nine months MSEK 1 539 (2 085).
  The increase of 0.1% in net sales for the third quarter was attributable to:

structure 0.2%, volume 4.2%, price/mix 1.2% and currency effect -5.5%.

For the first nine months, the decrease of 2.0% was attributable to:

structure 0.4%, volume 4.5%, price/mix 1.0% and currency effect -7.9%.

  Net profit for the third quarter amounted to MSEK 503 (582). Net profit for the first nine months was MSEK 1 634 (1 747).

The Group's financial net for the first nine months was MSEK -416 (-338). Additions to tangible assets totalled MSEK 859 (971). At the end of September, the Group's inventories were 20.5% (20.6) of annual sales. The equity/assets ratio was 42.3% (41.9). Return on capital employed for the 12-month period ended September 30 was 16.5% (16.0). Return on equity was 15.5% (14.8). The registered number of employees was

38 805 (39 796).

Exchange rates for the third quarter 2003, compared to the third quarter 2002, had a negative effect on SKF's profit before taxes to an estimated amount of MSEK 230, which corresponds to a negative effect of 1.7% on the operating margin. The total negative effect on the first nine months is MSEK 640. It is estimated that the currency effect for the fourth quarter will be MSEK 140.

During the quarter, to support the company's targets, a number of steps were taken to reduce costs and tangible assets and to increase efficiency. Decisions were taken to close the factories in Jamestown and Altoona in the USA and in Etzenhofen, Püttlingen in Germany. The production in Jamestown and Altoona will be transferred to other SKF facilities in North America. Part of the production in Püttlingen will be transferred to existing SKF facilities in Schweinfurt, Germany, while the rest will be outsourced. The cost for these restructuring activities was offset by certain non-recurring income as well as through a reassessment of existing provisions.

In October, as a result of the review of the steel operations, a restructuring programme was initiated at Ovako Steel. Higher prices for both raw materials - mainly scrap - and energy as well as the strong negative impact of the currency development has created a need to substantially reduce costs. In addition to the programme for Ovako Steel, some further restructuring activities affecting other Group facilities will be implemented to reduce the total cost and improve the Group's productivity. These activities are now in the planning phase and will be announced during the fourth quarter and charged to the result in the same quarter with some MSEK 300. In addition, there will be a need for impairment of capital assets preliminary estimated to MSEK 200, mainly related to Ovako Steel, which will also be charged to the fourth quarter.

During the implementation of these programmes there will be further operational costs, not possible to accrue for now, of some MSEK 250 that will be taken mainly during 2004.

The total number of employees affected by the restructuring programmes will be around 1 400. The yearly savings resulting from these programmes amount to MSEK 500.

During the quarter, the Group decided that all the factories within SKF should be certified according to the health and safety management standard OHSAS 18001 before the end of 2005. Recent acquisitions will be handled according to a separate programme.

During the quarter, the Group also decided and initiated the processes, to leave the stock exchanges in Paris and Zurich in Europe and Nasdaq in the USA. SKF's ADRs - American Depositary Receipts- are now traded on the OTC market as SKF delisted its ADRs from Nasdaq during the quarter. The reason for exiting these stock exchanges is that the volumes traded on them do not support a listing.

Divisions

The result by Division is based on SKF management reporting. Comments on sales per geographical region are based on local currencies.

Industrial Division

The operating result for the third quarter 2003 amounted to MSEK 339 (360), resulting in an operating margin of 9.2% (9.7) on total sales (sales and deliveries to external and internal customers). The operating result for the first nine months amounted to MSEK 1 061 (1 168), resulting in an operating margin of 9.2% (10.0) on total sales including internal deliveries.

External sales for the third quarter amounted to MSEK 2 323 (2 339). External sales for the first nine months amounted to MSEK 7 378 (7 345), an increase of 0.4%. Total sales for the third quarter were MSEK 3 670 (3 708). Total sales for the first nine months were MSEK 11 494 (11 698).

In the third quarter, sales in Europe were on the same level as in the third quarter 2002. In both North America and Asia they were higher.

During the quarter, two large railway contracts were obtained. One was for axlebox bearings for 360 cars for the Japanese high-speed train Shinkansen to be exported from Japan to Taiwan. The second was signed with the leading railway system supplier Bombardier Transportation for Mexico City. SKF's slewing bearings were selected for the new generation of metro cars. The new rolling stock consists of 45 trains with nine wagons each. SKF will supply a package that comprises slewing bearings, technical, commercial and aftersales customer service.

SKF and Metso Corporation have signed a two-year agreement on supplies of SKF products and competence to Metso Paper, Metso Minerals and Metso Drives globally. The value of the contract is around MSEK 350 for the two-year period. The new agreement confirms SKF's position as the main supplier of bearings and related products and services to the Metso Corporation.

Automotive Division

The operating result for the third quarter 2003 amounted to MSEK 79 (110), resulting in an operating margin of 2.3% (3.1) on total sales including internal deliveries. The operating result for the first nine months amounted to MSEK 431 (430), resulting in an operating margin of 3.9% (3.8) on total sales including internal deliveries.

External sales for the third quarter amounted to MSEK 3 142 (3 194), a decrease of 1.6%. External sales for the first nine months amounted to MSEK 9 998 (10 255), a decrease of 2.5%. Total sales for the third quarter were MSEK 3 492 (3 553). Total sales for the first nine months were MSEK 11 084 (11 363).

Compared to the same period last year, sales of bearings and seals products to the car and light truck industry in Europe were on the same level while sales in North America were higher.

Sales to the heavy truck industry in Europe were slightly higher than in the same quarter last year but were significantly lower in North America.

Sales to the Vehicle Service Market were significantly higher in Europe, North America and Asia compared to the same period last year.

During the quarter, SKF received the "Podio Ferrari" award for innovation. This award was presented in recognition of SKF's continuous ability to innovate and supply bearings of the highest possible standard for the Formula 1 single-seater as well as the Ferrari and Maserati Granturismo road cars.

Electrical Division

The operating result for the third quarter 2003 amounted to MSEK 98 (96), resulting in an operating margin of 6.3% (6.1) on total sales including internal deliveries. The operating result for the first nine months amounted to MSEK 261 (278), resulting in an operating margin of 5.4% (5.5) on total sales including internal deliveries.

External sales for the third quarter amounted to MSEK 450 (459), a decrease of 2.0%. External sales for the first nine months amounted to MSEK 1 411 (1 456), a decrease of 3.1%. Total sales for the third quarter were MSEK 1 560 (1 569). Total sales for the first nine months were MSEK 4 871 (5 015).

Sales in Europe in the third quarter were slightly lower than in the corresponding period last year. Sales in Asia for the quarter were significantly higher than for the same quarter last year.

During the quarter, a number of new orders were obtained from both existing and new customers. The first sales of a special transmission bearing, developed by SKF, were made to a Japanese motorcycle manufacturer. A new bearing with one of the balls in the bearing made of a ceramic material was launched on the Indonesian two-wheeler aftermarket. The advantage of this design is a higher reliability and a longer life.

During the quarter, a manufacturer of two-wheeler gave SKF Bearings India the Best Supplier award for outstanding Quality, Cost and Delivery Services.

The SKF Nilai factory in Malaysia became the first factory in the Group certified to the health and safety management standard OHSAS 18001.

Service Division

The operating result for the third quarter 2003 amounted to MSEK 370 (356), resulting in an operating margin of 10.0% (9.9) on total sales including internal deliveries. The operating result for the first nine months amounted to MSEK 989 (992), resulting in an operating margin of 9.2% (9.0) on total sales including internal deliveries.

External sales for the third quarter amounted to MSEK 3 327 (3 219), an increase of 3.4%. External sales for the first nine months amounted to MSEK 9 603 (9 857), a decrease of 2.6%. Total sales for the third quarter were MSEK 3 687 (3 582). Total sales for the first nine months were MSEK 10 755 (10 979).

Sales in Western Europe for the third quarter were lower than for the same quarter last year. In Central and Eastern Europe sales were significantly higher compared to the same period last year.

Sales for the quarter in both North America and Asia were significantly higher compared to the same quarter last year.

A new large contract for the Group's condition monitoring systems for wind turbines, SKF WindCon, was signed with the German company GEO. The systems are to be in operation by the end of 2004 and cover 100 windmills. Together with the contract obtained earlier this year with the German company, ENERTRAG, contracts for SKF WindCon systems cover 226 windmills in Europe.

DEI, the Aberdeen-based branch of SKF Reliability Systems, has been awarded a large contract to develop a comprehensive maintenance programme for the In Salah Gas project in Algeria. In Salah Gas is a joint venture between BP and the Algerian state energy company Sonatrach.

SKF also set up a company in Sweden together with LKAB and Sandvik. This is the Monitoring Control Center MCC AB. SKF owns two thirds of the company that is to provide LKAB with surveillance services.

Aero and Steel Division

The operating result for the third quarter 2003 amounted to MSEK -5 (30), resulting in an operating margin of -0.4% (2.1) on total sales including internal deliveries. The operating result for the first nine months amounted to MSEK 67 (153), resulting in an operating margin of 1.5% (3.2) on total sales including internal deliveries.

External sales for the third quarter amounted to MSEK 806 (831), a decrease of 3.0%. External sales for the first nine months amounted to MSEK 2 714 (2 835), a decrease of 4.3%. Total sales for the third quarter were MSEK 1 339 (1 403). Total sales for the first nine months were MSEK 4 581 (4 763).

Sales to the aerospace industry were lower during the third quarter compared to the corresponding period 2002.

During the quarter, a number of new orders were gained for bearings for jet engines and seals for helicopters.

Ovako Steel, part of the Aero and Steel Division, reported external sales of MSEK 372 (348). Total sales for the quarter were MSEK 623 (649). The operating result for the third quarter amounted to MSEK -17 (1).

A large programme to reduce costs was initiated at Ovako Steel. The programme includes a reduction of the workforce, mostly in Hofors, Sweden, and an impairment of capital assets.

Previous Outlook statement

Half-year 2003:

The market demand for the Group's products and services is expected to be somewhat lower during the third quarter, with Europe slightly weaker, North America relatively unchanged and continued strong growth in Asia.

Manufacturing will be reduced during the quarter in order to continue the reduction of inventory levels.

Overhead presentation from SKF

An overhead presentation will be published on SKF's website at the following address: www.skf.com/portal/skf/home/investors (choose Presentations)

Cautionary statement

This report contains forward-looking statements that are based on the current expectations of the management of SKF.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF's latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Göteborg, October 14, 2003

Aktiebolaget SKF

(publ.)

Tom Johnstone

President and CEO

Enclosures:

Consolidated financial information

Consolidated balance sheets

Consolidated statements of cash flow

Consolidated financial information - yearly and quarterly comparisons (Group and Divisions/Segments)

The consolidated financial statements of the Group and the Parent company of AB SKF are prepared in accordance with accounting principles generally accepted in Sweden. For further details see note 1 in the SKF Annual Report incl. Sustainability Report 2002. As of January 1, 2003 SKF implemented RR 29 "Employee Benefits" and RR25 "Segment Reporting". For further information, see SKF First quarter report 2003.

The report has not been audited by the Company's auditors.

The SKF's report on the full year 2003 will be published on Tuesday, January 27, 2004.

Further information can be obtained from:

Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com

Marita Björk, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, company reg.no. 556007-3495,

tel: +46-31-3371000, fax: +46-31-3372832, www.skf.com

Enclosure 1

CONSOLIDATED FINANCIAL INFORMATION (MSEK)
	July-Sept 2003	July-Sept 2002	Jan-Sept 2003	Jan-Sept 2002

Net sales	10 059	10 047	31 132	31 765
Cost of goods sold	-7 821	-7 439	-23 993	-23 953

Gross profit	2 238	2 608	7 139	7 812

Selling and administrative expenses	-1 376	-1 620	-4 538	-4 904
Other operating income/expense - net	-25	-52	115	-29
Result of associated companies	4	14	14	22

Operating profit	841	950	2 730	2 901

Operating margin, %	8.4	9.5	8.8	9.1

Financial income and expense - net	-144	-73	-416	-338

Profit before taxes	697	877	2.314	2 563

Taxes	-183	-288	-636	-803

Profit after taxes	514	589	1 678	1 760

Minority interest	-11	-7	-44	-13

Net profit	503	582	1 634	1 747

Earnings per share after tax, SEK	4.42	5.11	14.35	15.33

Diluted earnings per share after tax, SEK	4.42	5.11	14.35	15.33

Additions to tangible assets	305	360	859	971

Number of employees registered	38 805	39 796	38 805	39 796

Return on capital employed for the 12-month period ended September 30, %	16.5	16.0	16.5	16.0

Number of shares*	September 30, 2003	Dec 31, 2002

Total number of shares	113 837 767	113 837 767
- whereof A-shares	23 560 617	32 383 377
- whereof B-shares	90 277 150	81 454 390

* Since the decision was taken to insert a share conversion right of A-shares to B-shares at SKF's Annual General Meeting on April 18, 2002, 25 695 715 A-shares has been converted to B-shares.

Enclosure 2

CONSOLIDATED BALANCE SHEETS (MSEK)
	September 2003	Dec 2002**)

Intangible assets	1 523	1 855

Tangible assets	11 239	12 418

Investments and long-term financial assets	844	1 762
Total capital assets	13 606	16 035

Inventories	8 560	8 987

Short-term assets	8 415	8 125

Short-term financial assets	5 590	5 530
Total short-term assets	22 565	22 642

TOTAL ASSETS	36 171	38 677

Shareholders' equity	14 806	16 365

Provisions for pensions and other postretirement benefits	-	6 076

Provisions for postemployment benefits *)	7 860	-

Provisions for taxes	1 118	1 859

Other provisions	2 131	3 271
Total provisions	11 109	11 206

Long-term loans	1 359	1 777

Other long-term liabilities, including minority interest	597	635
Total long-term liabilities	1 956	2 412

Short-term loans	336	632

Other short-term liabilities	7 964	8 062
Total short-term liabilities	8 300	8 694

TOTAL EQUITY, PROVISIONS AND LIABILITIES	36 171	38 677

Changes in Shareholders' equity:
Opening balance January 1	16 365	16 224
Implementation of RR 29 / IAS 19	-1 447	-
Cash dividend	-911	-683
Net profit	1 634	2 466
Translation adjustments	-835	-1 642
Closing balance	14 806	16 365

*) The balance sheet line "Provisions for postemployment benefits" complies with RR 29 "Employee benefits". For further details, see SKF First quarter Report 2003.

**) Reclassifications were made to December 2002 balance sheet to present the Group's deferred tax assets and liabilities as long term, being netted only on a long term basis. This reclassification resulted in a decrease in total assets of 306.

Enclosure 3

CONSOLIDATED STATEMENTS OF CASH FLOW (MSEK)
	July-Sept 2003	July-Sept 2002	Jan-Sept 2003	Jan-Sept 2002

Profit before taxes	697	877	2 314	2 563

Depreciation on tangible assets
and goodwill amortization	381	415	1 173	1 288

Net gain on sales of tangible assets and businesses	-8	-8	-120	-88

Result of associated companies	-4	-14	-14	-22

Taxes	-234	-194	-817	-495

Changes in working capital	445	594	-547	30

Cash flow from operations	1 277	1 670	1 989	3 276

Investments in tangible assets and businesses	-303	-363	-970	-1 480

Sales of tangible assets and businesses	8	61	520	289

Cash flow after investments before financing	982	1 368	1 539	2 085

Change in loans	-520	-433	-479	-649

Change in pensions and other postretirement benefits	-	13	-	-254

Change in postemployment benefits	39	-	76	-

Change in long-term financial assets	1	-41	-18	-101

Cash dividends, AB SKF shareholders	-	-	-911	-683

Cash effect on short-term financial assets	502	907	207	398

Change in short-term financial assets
July 1 / January 1	5 149	4 685	5 530	5 387
Cash effect	502	907	207	398
Exchange rate effect	-61	-20	-147	-213
September 30	5 590	5 572	5 590	5 572

Change in net interest-bearing liabilities	Opening balance	Exchange rate effect	Change in items	Acquired and sold businesses	Closing balance
Loans, long- and short-term	2 409	-237	-479	2	1 695
Postemployment benefits	8 220	-436	76	-	7 860
Financial assets, long-term	-509	39	-18	1	-487
short-term	-5 530	147	-207	-	-5 590
Net interest-bearing liabilities	4 590	-487	-628	3	3 478

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (GROUP)

(MSEK unless otherwise stated)

	Full year					Full year				Year-to-date
	2001	1/02	2/02	3/02	4/02	2002	1/03	2/03	3/03	2003

Net sales	43 370	10 665	11 053	10 047	10 665	42 430	10 541	10 532	10 059	31 132
Cost of goods sold	-33 105	-8 155	-8 359	-7 439	-7 891	-31 844	-8 023	-8 149	-7 821	-23 993
Gross profit	10 265	2 510	2 694	2 608	2 774	10 586	2 518	2 383	2 238	7 139

Gross margin, %	23.7	23.5	24.4	26.0	26.0	24.9	23.9	22.6	22.2	22.9

Selling & admin. expenses	-6 747	-1 642	-1 642	-1 620	-1 732	-6 636	-1 619	-1 543	-1 376	-4 538
Other operating income/
expense - net	104	34	-11	-52	69	40	40	100	-25	115
Result of associated companies	12	1	7	14	10	32	5	5	4	14
Operating profit	3 634	903	1 048	950	1 121	4 022	944	945	841	2 730

Operating margin, %	8.4	8.5	9.5	9.5	10.5	9.5	9.0	9.0	8.4	8.8

Financial income & exp. - net	-514	-142	-123	-73	-142	-480	-142	-130	-144	-416
Profit before taxes	3 120	761	925	877	979	3 542	802	815	697	2 314

Profit margin before taxes, %	7.2	7.1	8.4	8.7	9.2	8.3	7.6	7.7	6.9	7.4

Taxes	-909	-231	-284	-288	-252	-1 055	-225	-228	-183	-636
Profit after taxes	2 211	530	641	589	727	2 487	577	587	514	1 678

Minority interest	-44	-1	-5	-7	-8	-21	-15	-18	-11	-44

Net profit	2 167	529	636	582	719	2 466	562	569	503	1 634

Earnings per share
after tax, SEK	19.04	4.64	5.58	5.11	6.34	21.67	4.94	4.99	4.42	14.35

Return on capital employed
for the 12-month period, %	14.9	14.8	15.3	16.0	17.1	17.1	17.4	17.0	16.5	16.5

Equity/assets ratio, %	41.1	41.2	40.0	41.9	43.4	43.4	41.2	40.9	42.3	42.3

Net worth per share, SEK	143	140	133	141	144	144	135	130	130	130

Additions to tangible
assets	1 403	289	322	360	471	1 442	304	250	305	859

Registered number of employees	38 091	38 205	39 926	39 796	39 739	39 739	39 645	38 821	38 805	38 805

Enclosure 5

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (DIVISIONS/SEGMENTS)*

(MSEK unless otherwise stated)

	Full year					Full year				Year-to-date
	2001	1/02	2/02	3/02	4/02	2002	1/03	2/03	3/03	2003
Industrial Division
External Sales	9 966	2 493	2 513	2 339	2 397	9 742	2 536	2 519	2 323	7 378
Total sales	15 979	3 950	4 040	3 708	3 952	15 650	3 890	3 934	3 670	11 494
Operating result	1 665	376	432	360	457	1 625	370	352	339	1 061
Operating margin	10.4%	9.5%	10.7%	9.7%	11.6%	10.4%	9.5%	8.9%	9.2%	9.2%
Operating assets and liabilities, net	6 742	6 902	6 536	6 370	6 310	6 310	6 515	6 413	5 973	5 973
Registered number of employees	10 525	10 753	10 647	10 644	10 639	10 639	10 661	10 720	10 679	10 679

Automotive Division
External Sales	13 436	3 457	3 604	3 194	3 228	13 483	3 441	3 415	3 142	9 998
Total sales	15 018	3 831	3 979	3 553	3 567	14 930	3 812	3 780	3 492	11 084
Operating result	407	123	197	110	93	523	174	178	79	431
Operating margin	2.7%	3.2%	5.0%	3.1%	2.6%	3.5%	4.6%	4.7%	2.3%	3.9%
Operating assets and liabilities, net	7 328	7 439	6 886	6 690	6 408	6 408	6 492	6 252	5 945	5 945
Registered number of employees	9 994	9 993	10 012	9 995	9 943	9 943	9 912	9 551	9 548	9 548

Electrical Division
External Sales	1 948	493	504	459	479	1 935	502	459	450	1 411
Total sales	6 997	1 675	1 771	1 569	1 693	6 708	1 690	1 621	1 560	4 871
Operating result	303	73	109	96	141	419	80	83	98	261
Operating margin	4.3%	4.4%	6.2%	6.1%	8.3%	6.2%	4.7%	5.1%	6.3%	5.4%
Operating assets and liabilities, net	3 329	2 970	2 828	2 820	2 793	2 793	2 810	2 706	2 627	2 627
Registered number of employees	6 647	6 606	8 129	8 091	8 078	8 078	8 064	7 562	7 541	7 541

Service Division
External Sales	13 971	3 176	3 462	3 219	3 644	13 501	3 083	3 193	3 327	9 603
Total sales	15 554	3 539	3 858	3 582	4 061	15 040	3 493	3 575	3 687	10 755
Operating result	1 298	275	361	356	426	1 418	294	325	370	989
Operating margin	8.3%	7.8%	9.4%	9.9%	10.5%	9.4%	8.4%	9.1%	10.0%	9.2%
Operating assets and liabilities, net	2 812	3 090	2 928	2 839	2 759	2 759	2 830	2 867	2 694	2 694
Registered number of employees	4 280	4 350	4 461	4 469	4 531	4 531	4 558	4 598	4 638	4 638

Aero and Steel Division
External Sales	3 983	1 042	962	831	906	3 741	971	937	806	2 714
Total sales	6 629	1 732	1 628	1 403	1 558	6 321	1 681	1 561	1 339	4 581
Operating result	206	60	63	30	60	213	47	25	-5	67
Operating margin	3.1%	3.5%	3.9%	2.1%	3.9%	3.4%	2.8%	1.6%	-0.4%	1.5%
Operating assets and liabilities, net	3 715	3 352	3 403	3 421	3 312	3 312	3 159	3 168	3 100	3 100
Registered number of employees	5 264	5 153	5 343	5 202	5 162	5 162	5 110	5 058	5 002	5 002

* As of January 1, 2003 SKF implemented the Swedish accounting principle RR 25 "Segment Reporting". SKF's primary format is business segments which SKF considers agree to the SKF operational division structure.

Previously published amounts have been reclassified to conform to the current Group structure of 2003.

The financial information per Division is based on SKF's Management reporting. Operating external assets and external liabilities are the items that have been allocated to the Divisions/Segments. Tax and interest-bearing items have been excluded.

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKF (Registrant)
October 14, 2003 (Date)	/s/ LARS G MALMER Lars G Malmer Sr. Vice President, Group Communication